UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Director and Appointment of New Director

On June 20, 2024, Eric Pulier informed Genius Group Limited (the “Company”) of his resignation as a director of the Company and will become a board advisor and consultant.

On June 20, 2024, the Company appointed Michael Moe to join its Board. Mr. Moe was also appointed to each of the Company’s Audit Committee, Compensation Committee and Governance Committee. Mr. Moe has been deemed by the Board of Directors of the Company to be an independent director.

Following the appointment of Mr Moe, the Board consists of five members, and the current composition of the committees of the Board is as follows: (i) the Audit Committee consists of Richard Berman, Salim Ismail and Michael Moe, with Richard Berman serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Richard Berman, Salim Ismail and Michael Moe, with Richard Berman serving as the Chairperson of the Compensation Committee, and (iii) the Governance Committee consists of Richard Berman, Salim Ismail and Michael Moe, with Richard Berman serving as the Chairperson of the Governance Committee.

Mr Moe is the Founder and Chief Executive Officer of GSV, a growth-focused investment platform, formed in November 2010. Mr Moe is also the co-founder of the ASU+GSV Summit, which Forbes called “the Davos of Education.” In addition, Mr Moe is the Executive Chairman and Co-Founder of Hi Solutions and has served from January 2021 to present., Mr Moe has authored three books, “Finding the Next Starbucks”, “the Global Silicon Valley Handbook” and his most recent, “The Mission Corporation.”

Mr Moe holds a B.A. in Political Science and Economics from the University of Minnesota and is a CFA (Chartered Financial Analyst).

Resignation of Independent Registered Firm and Appointment of New Independent Registered Firm

As previously reported, on March 13, 2024, Marcum LLP sent a letter to the Company terminating the auditor client relationship. The termination of auditor relationship was disclosed in a Form 6-K dated March 19, 2024. The termination is not as a result of a disagreement between the two entities.

On March 28, 2024, the Group, following approval by the audit committee, appointed Enrome LLP as an independent public accounting firm for the Group’s IFRS consolidated financial statements for Financial Year 2023 and re-audit Financial Year 2022 and 2021. The engagement was finalized after inquiries completed by the incoming Enrome LLP with Marcum LLP. The appointment of auditor was disclosed in a Form 6-K dated March 28, 2024.

Marcum’s audit report on our consolidated financial statements as of December 31, 2022 and December 31, 2021 and for each of the years ended December 31, 2022 and December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. As previously disclosed in the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2022, material weaknesses existed in the Company’s internal control over financial reporting at December 31, 2022 because of

●	lack of sufficient documentation of our existing financial processes, risk assessment and internal controls activities and evaluation of effectiveness of internal controls;
●	Inadequate internal controls, including inadequate segregation of duties, over account reconciliations, the preparation and review of the consolidated financial statements and untimely annual closings of the books;
●	Inadequate internal control over accounting for and financial reporting related to business combination accounting and subsequent assessment for impairments as they related to goodwill and other long lived assets;
●	Inadequate information technology general controls as it relates to user access rights and segregation of duties over systems that are critical to the Company’s system of financial reporting

During each of the years ended December 31, 2023 and 2022 and the subsequent interim period through March 28, 2024, neither the Group nor anyone on behalf of the Group consulted Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided Marcum LLP with a copy of the disclosures under Item 16F of Form F-1 and requested from Marcum a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Marcum’s letter dated June 24, 2024 is attached hereto as Exhibit 99.1.

Addition of Audited Prime Source Financials

The Audited Financial Statements for Prime Source, Inc. for the years ended December 31, 2022 and 2023 are attached hereto.

Exhibit Index

Exhibit

99.1	Letter from Marcum LLP dated June 24, 2024

99.2	Audited Financials of Prime Source for the years ended December 31, 2022 and 2023 with consent

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: June 25, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)